                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. __)*


                             VantageMed Corporation
                   -----------------------------------------
                               (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)


                                     92208W
                   -----------------------------------------
                                (CUSIP Number)

                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               PAGE 1 OF 5 PAGES

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CUSIP NO. 000000 00 0                13G                       PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                QuadraMed Corporation    52-1992861
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------  ----------------------------------------------------------------
   NUMBER OF           5        SOLE VOTING POWER
    SHARES                           599,425
 BENEFICIALLY   --------------  ------------------------------------------------
   OWNED BY            6        SHARED VOTING POWER
     EACH                            -0-
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           7        SOLE DISPOSITIVE POWER
                                     599,425
                --------------  ------------------------------------------------
                       8        SHARED DISPOSITIVE POWER
                                     -0-
--------------  ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     599,425
--------------  ----------------------------------------------------------------
     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     6.9%
--------------  ----------------------------------------------------------------
     12         TYPE OF REPORTING PERSON
                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.

        (a)     Name of Issuer:    VantageMed Corporation

        (b)     Address of Issuer's Principal Executive Offices:
                                   3017 Kilgore Road, Suite 195
                                   Rancho Cordova, California 95670
ITEM 2.

        (a)     Name of Person Filing: QuadraMed Corporation

        (b)     Address of Principal Business Office or, if none, Residence:
                                   22 Pelican Way
                                   San Rafael, California 94901
        (c)     Citizenship: USA

        (d)     Title of Class of Securities:     Common Stock

        (e)     CUSIP Number: 92208W

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]     Broker of Dealer registered under Section 15 of the Act,

        (b)     [ ]     Bank as defined in Section 3(a)(6) of the Act,

        (c)     [ ]     Insurance Company as defined in Section 3(a)(19) of the
                        Act,

        (d)     [ ]     Investment Company registered under Section 8 of the
                        Investment Company Act.

        (e)     [ ]     Investment Adviser registered under Section 203 of
                        the Investment Advisers Act of 1940,

        (f)     [ ]     Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Rule
                        13d-1(b)(1)(ii)(F),

        (g)     [ ]     Parent Holding Company, in accordance with
                        Rule 13D-1(b)(ii)(G); See Item 7,

        (h)     [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H),


ITEM 4. OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)     Amount Beneficially Owned:  599,425

        (b)     Percent of Class:  6.9%

        (c)     Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:  599,425

                 (ii)   shared power to vote or to direct the vote:  -0-

                (iii)   sole power to dispose or to direct the disposition of:
                        599,425

                 (iv) shared power to dispose or to direct the disposition of: -0-

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).



                               PAGE 3 OF 5 PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

     Instruction. Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON  N/A

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY N/A

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP  N/A

     If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP  N/A

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.



                               PAGE 4 OF 5 PAGES

ITEM 10. CERTIFICATION  N/A

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2001
                                        -----------------------------------
                                        Date

                                        /s/ QuadraMed Corporation
                                        -----------------------------------
                                        Signature

                                        Michael H. Lanza, Executive Vice
                                        President
                                        -----------------------------------
                                        Name/Title



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